FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Tankersley, G. Jackson	2. Issuer Name and Ticker or Trading Symbol Exabyte Corporation (EXBT)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) 1685 38th Street	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 02/24/2003
(Street) Boulder, CO 80301		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common	02/24/03		J		33,706	A	See Note 1(1)	33,706	D
Common								64,000	I	See Note 2(2)
Common								3,507,200	I	See Note 3(3)
Common								428,800	I	See Note 4(4)
Common								12,212	I	See Note 5(5)
Common								29,853	I	See Note 6(6)
Common								21,404	I	See Note 7(7)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:

(1) Shares were issued as compensation for Filer's services as a Director. Shares were calculated based upon the meeting fee divided by the fair market value of the Company's stock on the date the meeting fees were originally due.
(2) Shares are held by Meritage Enterpreneurs Fund, L.P. Reporting person is a managing member of the sole general partner of Meritage Entrepreneurs Fund, L.P., Meritage Investment Partners, LLC. Mr. Tankersley disclaims all beneficial ownership of such shares.
(3) Shares are held by Meritage Private Equity Fund, L.P. Reporting person is a managing member of the sole general partner of Meritage Private Equity Fund, L.P., Meritage Investment Parnters, LLC. Mr. Tankersley disclaims all beneficial ownership of such shares.
(4) Shares are held by Meritage Private Equity Parallel Fund, L.P. Reporting person is a managing member of the sole general partner of Meritage Private Equity Parallel Fund, L.P., Meritage Investment Partners, LLC. Mr. Tankersley disclaims all beneficial ownership of such shares.
(5) Shares are held by The Millennial Fund. The Millennial Fund is not a separate legal entity and the reporting person is the beneficial owner of all shares held in that name.
(6) Shares are held by Millennial Holdings, LLC. Reporting person is the managing member of Millennial Holdings LLC and disclaims all beneficial ownership of such shares.
(7) Shares are held by Tankersley Family Limited Partnership. Reporting person is the sole general partner of Tankersley Family Limited Partnership and disclaims beneficial ownership of such shares.

By: /s/ G. Jackson Tankersley **Signature of Reporting Person	February 26, 2003 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

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